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02062007

NO ACT
P.E. 10-11-02

811-10223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

October 17, 2002

Karen L. Anderberg
Dechert Price & Rhoads
1775 Eye St. N.W.
Washington. DC 20006-2401

Act	Securities Exchange Act 1934
Section	Reg M
Rule	Regulation M Rule 102
Public Availability	October 17, 2002

Re: ING Senior Income Fund
File No. TP 02-112

Dear Ms. Anderberg:

In regard to your letter dated October 11, 2002, as supplemented by conversations with the staff, you request an exemption from Rule 102 of Regulation M, to allow ING Senior Income Fund (the "Fund") to conduct a rescission offer while concurrently offering shares to the public at their public offering price. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

RESPONSE:

As a consequence of the continuous offering (Continuous Offering) of the shares (Shares) of the Fund, the Fund is engaged in a distribution of Shares subject to Rule 102 of Regulation M. As a result, bids for or purchases of Shares or any "reference security" by the Fund, or by an "affiliated purchaser" of the Fund, that are not specifically excepted or exempted from the provisions of Rule 102, are prohibited during the "restricted period" specified in Rule 102.[1] The Rescission Offer is not eligible for the exception contained in paragraph (b)(2)(ii) of Rule 102 for periodic tender offers conducted by closed-end investment companies.

Nevertheless, based upon your representations and the facts presented, particularly that:

- the Rescission Offer will be conducted to qualify for the exemption described in Rule 13e-4(h)(6);

[1] The terms "reference security," "affiliated purchaser" and "restricted period" are defined in Rule 100 of Regulation M.

Direct Tel: 202.261.3384

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

OCT 15 2002

DIVISION OF MARKET REGULATION

October 11, 2002

James Brigagliano, Esq.
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ING Senior Income Fund (the "Fund")
<u>Request for Exemption Pursuant to Regulation M, Rule 102(e)</u>

Dear Mr. Brigagliano:

On behalf of the Fund, we request that the Division of Market Regulation ("Division"), pursuant to delegated authority, grant an exemption pursuant to Rule 102(e) of Regulation M[1] from the prohibition of Rule 102(a) under the Securities Exchange Act of 1934 ("1934 Act"), if the Fund conducts a Rescission Offer (as described below) while it continues to offer its shares to the public at net asset value. The Rescission Offer is being made to rectify an inadvertent oversale of shares pursuant to an otherwise effective prospectus, and will be made pursuant to a registration statement which has been filed with the Commission under the Securities Act of 1933 ("1933 Act") and Investment Company Act of 1940 ("1940 Act") and is expected to become effective shortly.

For the reasons set forth herein, we believe that simultaneously conducting the Rescission Offer and continuous offering of the Fund's shares poses none of the dangers of manipulation of the market at which the 1934 Act, in general, and Regulation M, in particular, is aimed; that making the Rescission Offer is necessary to effectuate the purposes of the 1933 Act; and that requiring the Fund to suspend the continuous offering of its shares as a de facto "condition" of making a Rescission Offer would be detrimental to the Fund and effectively impose penalties upon it which would be grossly disproportionate to the inadvertent oversale which has given rise to the Rescission Offer.

<u>The Fund</u>

The Fund, a so-called "prime rate fund,"[2] is registered under the 1940 Act as a closed-end,

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1 Regulation M became effective March 4, 1997 and replaced Rule 10b-6 (and other rules) under the 1934 Act.

2 A prime rate, or loan participation, fund is one which invests primarily in assets consisting of interests in senior, corporate loans that have floating interest rates. Although such funds register as closed-end investment companies, most operate

Law Offices of Dechert Price & Rhoads
1775 Eye Street, NW • Washington, DC 20006-2401 • Tel: 202.261.3300 • Fax: 202.261.3333 • www.dechert.com

diversified management investment company.[3] The Fund continuously offers its shares[4] at their public offering price pursuant to a registration statement filed with the Commission under the 1933 Act and 1940 Act on Form N-2. The Fund's 1933 Act registration statement is amended when necessary for the purpose of updating the financial statements and/or other information included in its prospectus. Unlike most open-end investment companies that register an indefinite number of shares, as a closed-end investment company the Fund registers a specific number of shares. When these shares have been sold, the Fund files a new registration statement under the 1933 Act registering additional shares.

As a closed-end investment company, the Fund does not redeem its shares. There has not been (and is not expected to be) any trading market for shares of the Fund. Unlike most closed-end funds which are traded on an exchange or in the over the counter market at the termination of the offering, the Fund has not sought (and does not intend to seek) to list its shares on an exchange, nor has the Fund arranged for over the counter trading on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). To the Fund's knowledge, no broker-dealer, whether in the group of broker-dealers regularly selling ING funds or otherwise, has made or will make an informal market in the shares.

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much like open-end investment companies, offering shares continuously and providing the sole source of liquidity for their shareholders through periodic tender or repurchase offers. They are characterized by relatively stable net asset values and by dividends paid to shareholders from net investment income which have been significantly higher than the dividends paid by the typical money market fund. See, Protecting Investors: A Half-Century of Investment Company Regulation (1992), pps. 439-454.

3 The Fund's investment objective is to provide a high level of monthly income. The Fund invests primarily in higher yielding, U.S. dollar denominated, floating rate secured senior loans made only to corporations or other business entities organized under U.S. laws or located in the U.S. ("Senior Loans"). Under normal market conditions, the Fund will invest at least 80% of its total assets in Senior Loans. The Fund may also invest up to 20% of its total assets in other instruments, including unsecured loans, subordinated loans, corporate debt securities, loans made to, or debt securities issued by, corporations or other business entities organized or located outside the U.S., equity securities incidental to investment in loans, and other investment companies such as money market funds. Under normal circumstances, the Fund may also invest up to 10% of its total assets in cash and short-term instruments.

4 The Fund issues four classes of shares of securities. Except as described in this paragraph, for purposes of Regulation M no other distribution of Fund shares, or any security of the classes of the shares, or any securities immediately convertible into or exchangeable for or any right to acquire any such security by the Fund or attributable to it (e.g., distributions by persons who are "affiliated purchasers" of the Fund as defined in Rule 100 of Regulation M) is now in progress or pending.

The Fund believes that the development of any secondary market for shares is highly unlikely under any foreseeable circumstances.

In order to provide liquidity to Fund shareholders, the Fund has conducted and expects to continue to conduct monthly repurchase offers at net asset value pursuant to Rule 23c-3 under the 1940 Act and an exemptive order granted by the Commission that exempts the Fund from certain provisions of Rule 23c-3.[5] In accordance with Rule 23c-3 and the exemptive order, the Fund offers to repurchase at least 5% and up to 25% of its shares on a monthly basis. The repurchase price is the Fund's net asset value on the repurchase offer's pricing date (less any applicable withdrawal charge). If more shares are tendered for repurchase than the Fund has offered to repurchase, the Trustees of the Fund may (but are not obligated to) increase the number of shares offered to be repurchased by 2% of the Fund's outstanding shares. If there are still more shares tendered than offered for repurchase, shares will be repurchased on a pro rata basis. Since the Fund's inception date, no repurchase offer has been oversubscribed.

Inadvertent Sale of Unregistered Shares

As noted, to conduct its continuous offering of shares, the Fund registers a specific number of shares per class on Form N-2 under the 1933 Act. As a result of an administrative error, during the period from April 25, 2002 through June 28, 2002 (the "Rescission Period") the Fund sold approximately $1,523,961 million (or 101,617 Shares) of Class B shares in excess of the number of Class B shares registered under the 1933 Act.[6] When the Fund discovered this error, the Fund suspended sale of Class B shares and filed a new registration statement registering additional shares which became effective upon filing pursuant to Rule 486 under the 1933 Act on July 1, 2002, so that all share sales beginning on July 1, 2002 have been properly registered under the 1933 Act. This filing is separate from the registration statement filed with respect to the Rescission Offer.

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5 See, In the Matter of ING Pilgrim Investments, LLC, *et al.*, Rel. No. IC-25167 (Sept. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order).

6 *We note and emphasize that the shares of the Fund were offered and sold by means of a prospectus and registration statement which was current and would otherwise be effective but for the fact that the correct number of shares had not been registered. This is not a situation where shares were offered and sold without regard to the registration requirements of the 1933 Act, or offered and sold pursuant to a prospectus and/or registration statement which failed to contain all of the material information required by the Commission's registration form.* Without minimizing the importance of properly registering the shares, we also note that if the Fund was registered as an open-end investment company continuously offering its shares pursuant to a current prospectus, the Fund could "cure" the oversale without any right of rescission. See, 1940 Act, Section 24(f) and Rule 24f-2 thereunder.

The Proposed Rescission Offer

The staff of the Division has considered and granted requests for relief under Rule 102(e) with respect to rescission offers by prime rate funds involving terms substantially identical to those of the Rescission Offer described below. See, Liberty Floating Rate Advantage Fund, SEC Exemptive Order, (pub. avail. May 2, 2001) and EV Classic Senior-Floating Rate Fund, SEC Exemptive Order, (pub. avail. Mar. 19, 1997), hereinafter referred to as "*Liberty*" and "*Eaton Vance*", respectively.

The Fund has filed with the Commission a registration statement on Form N-2 which (i) registers $1,523,961 of shares of the Fund, and (ii) includes a Rescission Offer, the current, effective prospectus of the Fund, and a text description of the reasons for and an explanation of the terms of the Rescission Offer (effectively, in the form of a "sticker" or "wrapper"). The Fund's registration statement is being reviewed by the Division of Investment Management and is expected to be ordered effective on an accelerated basis.

In substance, the Rescission Offer will be made to all holders of Class B shares purchased during the Rescission Period ("Rescission Offerees") and will offer each such purchaser the option to tender all shares purchased during the Rescission Period at the price paid by the Rescission Offeree for such shares[7] *plus* interest at an annual rate determined by using the One-Year Constant Maturity Treasury Yield, published by the Board of Governors of the Federal Reserve System, during the Rescission Period (the "Interest Rate"), *less* any dividends declared and paid or payable by the Fund with respect to the shares from the date of purchase to the expiration date of the Rescission Offer.[8] The Rescission Offer will remain open for 30 days. Rescission Offerees who do not respond to the Rescission Offer by the expiration date will be deemed by the Fund to have declined the Rescission Offer and the shares held by such Rescission Offerees will automatically be deemed to be registered shares under the 1933 Act effective as of the date of the Rescission Offer without any further action on the part of such Rescission Offerees.

ING Investments, LLC will bear all costs and expenses of making this Rescission Offer including any loss incurred by the Fund due to a change (reduction) in the net asset value of Class B shares and/or a difference between the interest rate to be paid and the dividends paid or payable on shares surrendered in response to the Rescission Offer. The net asset

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7 Purchases in Class B shares of the Fund are not subject to front-end sales charges. Generally, Class B shares of the Fund are subject to an early withdrawal charge of up to 3.0% that declines each year a shareholder owns the shares over a five-year period after purchase. The early withdrawal charge will not be imposed on any shares tendered in the Rescission Offer.

8 The Fund is making a Rescission Offer in order to limit any contingent liability the Fund may have as a result of the sale of shares which were not registered under the 1933 Act. Rescission Offerees will be advised that non-acceptance of the Rescission Offer may not terminate a Rescission Offeree's legal rights against the Fund.

value per share of Class B shares at the close of business on October 11, 2002 was $14.59. From the initial date of the Rescission Period through October 7, 2002, the annualized rate of dividends declared was 4.22% for Class B shares, which exceeds the annualized Interest Rate payable pursuant to the Rescission Offer as of October 7, 2002, which would have been 1.59% for Class B shares of the Fund.

Applicable Law and Regulation

As relevant to the issues raised in this letter, Rule 102 of Regulation M is designed to prevent manipulation of the trading markets while a distribution of securities is in process. More particularly, Rule 102 prohibits an issuer (and certain other persons participating in a distribution) from purchasing securities of the same class being distributed while a distribution of the issuer's securities is in process because such purchases might create the appearance of trading activity which is unjustified, or might maintain or increase the prices at which the securities are being traded. As stated in its adopting release, Regulation M was adopted by the Commission with the intent to preclude manipulative conduct by persons with an interest in the outcome of an offering.[9]

Rule 102 of Regulation M contains various exceptions from the limitations or prohibitions upon the purchase of securities while a distribution is in process. In addition, Rule 102(e) provides, in substance, that upon written application the Commission may grant an exemption from the prohibitions, either conditionally or on specified terms and conditions, to any transactions or class of transactions, or to any security or class of securities.

In each of *Eaton Vance* and *Liberty*, the staff of the Division granted relief with respect to a rescission offer by a prime rate fund involving substantially identical terms to the Rescission Offer. In each of those cases, the applicant maintained that the proposed rescission offer did not implicate the market manipulation concerns underlying Regulation M in large measure because of the inherent characteristics of prime rate funds operating as closed-end investment companies making periodic tender offers.[10]

In addition to the *Eaton Vance* and *Liberty* precedents that we believe are directly on point, the Commission has long acknowledged that share repurchase activities by funds such as the Fund generally do not involve market manipulation concerns and therefore have been broadly exempted from Regulation M and its predecessor regulations. Pursuant to former Rule 10b-6, the Commission, beginning in 1988, had granted exemptions to prime rate funds (among others) to permit them to conduct periodic tender offers for the purchase of

9 Securities and Exchange Act Release No. 38067 (December 20, 1996), 62 FR 520.

10 Rather than a fund (such as the Fund) making monthly repurchase offers, *Liberty* involved a fund making quarterly repurchase offers under Rule 23c-3 and *Eaton Vance* involved a fund making periodic tender offers at net asset value under Rule 13e-4. However, we do not believe these differences are meaningful with respect to the analysis of potential market manipulation concerns under Regulation M.

shares during a continuous offering. These exemptions have been conditioned upon the funds conducting these repurchases in accord with provisions of Section 23(c)(2) of the 1940 Act and tender offer Rule 13e-4 under the 1934 Act. The Commission has granted these exemptions[11] from the prohibitions of Rule 10b-6 in recognition of, among other factors, the facts that (i) there is no trading market for shares of a prime rate fund such as the Fund, and (ii) the conduct of a repurchase program (pursuant to tender offers) concurrent with the conduct of a continuous offering does not present any potential for price manipulation because shares are continuously offered only at the public offering price based upon their current net asset value (as determined under the 1940 Act) and not at a trading market determined price, and are repurchased in the tender offer at the public offering price based upon their current net asset value and not at a trading market determined price.

Reasons for Granting an Exemption

The proposed Rescission Offer is substantially identical to those permitted by the Division staff in *Eaton Vance* and *Liberty*, and is analogous to the tender offers heretofore permitted by the Commission under Rule 10b-6 and now codified as an exempted activity under Rule 102(b)(2)(i) and (ii) of Regulation M. In substance, the issuer in a tender or repurchase offer is offering to repurchase shares at the public offering price based upon the net asset value at which the fund's continuously offered shares are being offered and sold. In the proposed Rescission Offer, as in the *Eaton Vance* and *Liberty* rescission offers, the issuer (the Fund) is offering to repurchase only those shares currently outstanding that were sold during the Rescission Period at the public offering price paid by the shareholder. Like a tender or repurchase offer, there is no potential through the Rescission Offer to create the appearance of trading activity when none otherwise exists, since the Rescission Offer is limited to only those shareholders who owned shares of the Fund during the Rescission Period.

Under Rule 102(b)(2)(i) and (ii) a repurchase or tender offer must be made to "all holders" of shares of the Fund. As in the *Eaton Vance* and *Liberty* rescission offers, offers will be made only to the Rescission Offerees who purchased shares of the Fund during the Rescission Period. However, Rule 13e-4(h)(6) under the 1934 Act anticipated this distinction by providing that an issuer tender offer made solely to effect a rescission offer is not subject to Rule 13e-4's restrictions -- including the "all holders requirement" -- provided certain conditions[12] are met. This exception from Rule 13e-4's all holders requirement recognizes that the extension of a rescission offer to a limited group of shareholders arises as a result of legal rights which have accrued to them under Section

11 These exemptions from Rule 10b-6 have been incorporated in Rule 102(b)(2)(ii) of Regulation M and individual exemptions need no longer be obtained by application. Rule 102(b)(2)(i) similarly provides an exemption for funds that make quarterly repurchase offers for their shares pursuant to Rule 23c-3 under the 1940 Act.

12 The conditions are that the rescission offer be registered under the 1933 Act, and that the amount to be paid is equal to the price paid by each rescission offeree plus legal interest -- conditions which the Fund's Rescission Offer will satisfy.

12(1) of the 1933 Act, and not as a result of any favoritism or any other discrimination by the issuer and does not adversely affect other shareholders.

Further, Rule 102 was promulgated to prevent participants in a distribution of securities from artificially maintaining the trading price of the security above that which would otherwise prevail as a result of market factors. In the proposed Rescission Offer as in the *Eaton Vance* and *Liberty* rescission offers, there is no potential to affect or manipulate the price at which the continuously offered shares are being sold.

First, because shares of the Fund are not listed for trading on any national securities exchange or any secondary or over-the-counter markets, the concerns of price manipulation raised by the Commission in adopting Regulation M are absent. Also, the Rescission Offer will be directed at a limited number of persons and will not be publicized. The purpose of Regulation M is clearly directed to securities that trade on the open market.

Second, while the Fund will repurchase shares at their public offering price, ING Investments, LLC, and not the Fund, will absorb any difference between the public offering price and the current net asset value (due to any loss incurred by the Fund due to any decrease in the Fund's net asset value). Thus, those Rescission Offerees who purchased unregistered securities are being given the opportunity to be made whole (above and beyond the net asset value of the shares being continuously offered during the Rescission Offer) at the expense of ING Investments, LLC and not at the expense of the Fund or its current shareholders. The only potential residual impact to the Fund as a result of the Rescission Offering is that the volume of Rescission Offerees who accept the Rescission Offering could impact the net asset value of the Fund's shares. Management of the Fund believes, however, that this is unlikely to affect the net asset value of the shares being continuously sold during the Rescission Offer. For example, the Fund accepted over $9,050,913 in tendered shares pursuant to its tender offers year-to-date in 2002 with little to no impact on the net asset value of the Fund.

Finally, there is no opportunity for price manipulation by the issuer because the Fund will follow its board-approved procedures for calculating the net asset value of its shares, including valuing the underlying securities of the Fund through an independent third-party pricing service.

As in the cases of *Eaton Vance* and *Liberty*, the failure to grant the exemption requested would in effect operate as an unwarranted and totally disproportionate penalty upon the Fund.[13] The only alternative available to the Fund would be to suspend the continuous offering of its shares for more than a month in order to make the Rescission Offer. Doing so would adversely impact the Fund and its shareholders by disrupting its currently positive cash flow, and possibly creating confusion in the broker-dealer community which distributes the Fund's shares. Requiring the Fund to suspend sales would provide <u>no</u>

13 <u>See</u>, note 5, above, which points out that as an open-end investment company the Fund could simply pay an additional registration fee to "cure" this inadvertent oversale.

corresponding public policy benefit, particularly in light of the inadvertent nature of the oversale of shares.

Request for Exemption

Based upon the above-described facts and circumstances, the Fund requests that the Division, pursuant to delegated authority, grant an exemption pursuant to Rule 102(e) of Regulation M under the 1934 Act from the prohibition set forth in Rule 102(a) under the 1934 Act.

* * *

If you have any questions with respect to this letter, please contact me at 202.261.3384.

Sincerely,

Karen L. Anderberg

Karen L. Anderberg

cc: James M. Hennessy
President
ING Investments, LLC

Deborah R. Gatzek
Chief Counsel
ING U.S. Legal Services